Clean Air® Lawn Care

THE NEIGHBORHOOD'S HEALTHIEST LAWN™

<u>Phase Two | Acceleration</u>



Accomplishments From Phase 1: Establishment

1 **46** operating territories/**14** states/**3.5M** in national annual revenue

2 Brand positioned **successfully** as **national leader in solar powered mowing, potential** to become **national leader in organic lawn care**

3 Proprietary advantages: **solar system**, **solar sprayer**, **CALC 10-0-2 granular**, **CALC liquid soil builder**

4 **Proven, disruptive** business **model**



U.S. Lawn Care Overview

$15-20 billion a year market cap

Tru-Green/Scotts has the **largest** market share at **$1.3 billion**

Sustainable/organic niche is estimated at **20%** of the market cap longer term or **$3-4 billion** a year

Clean Air® is positioned to become **Whole Foods type** company in the **sustainable/organic niche**





Phase 2: Acceleration

Location Growth Rate | **12% annually** to an average of **250K** over the next **10 years** due to **majority young locations**



Location Close Rate | **10%** from failures and closures
Location Open Rate | **20-30%** established over last **six months**





Location Close Rate

We can now estimate our existing location life is around **10 years**.
We can improve that, but it's a good assumption for now.

The primary reason locations close are:

1 Fail within the **first two years** of opening

2 Close when the owner moves on and **unsuccessfully transitions/sells** to a new owner



Acceleration Driver #1 - Location Growth Rate

At maturity, our **average location** will grow to around **250K**.

Most locations will hit a scaling wall at **150K-200K**. Some will jump the wall and head toward **1M**.

We cannot guarantee this, but we estimate the **average** should **grow** to **250K** over the next **10 years**.

In **2017** we are at **105K** mostly due to the **majority of our locations being young** in that 10 year life cycle.

Over the **last five years** we have comfortably grown our existing locations at **12% annually**.



Acceleration Driver #2 – Location Open Rate

Over the last **five years** we have opened a **new location** every **two months**.

Over the last **six months** we have **increased our marketing budget**, **added three members to our sales team** bringing total to **four members**, and established a rate of **one new location per month** by **doubling our leads**.

We have added **Wilmington**, NC, **Wilmington**, DE, **St. Louis**, **Seattle** #5, **Austin** #2, and **Portland** #4.

It is possible we'll see new locations in **Atlanta, Colorado Springs, Columbus, and San Antonio** in next **two-four months**.

We hope to **double leads again** via **improvements to our marketing** results, **expertise of new sales team members**, and **additional shareholder capital**.

We have a lot of real estate to sell | **300-500 open territories**.



Overall Accelerating Growth

1   Keep our location close rate low by **improving opening and transition strategies**

2   Continue to try to growth existing locations at **12%**

3   Continue momentum of new location growth rate from **one per month** to hopefully **two per month** with improved **marketing budget ROI, sales team expertise, and additional shareholder capital**.

